SGOCO Group, Ltd. Announces Solid Growth in Revenues and Earnings for First Quarter 2013

BEIJING, CHINA, June 10, 2013 – SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in flat-panel display products, today announced its unaudited operating results for the three months ended March 31, 2013.

2013 First Quarter Overview

SGOCO started the year 2013 with a solid year-over-year growth of both its revenues and profits. Compared with the first quarter of 2012, SGOCO achieved top line increase of 58.0% and bottom line increase of 87.5% for the first quarter of 2013.

The solid operational results demonstrated that the light-asset business model provided SGOCO with greater scalability in growing its sales.

Financial Highlights First Quarter 2013 vs. First Quarter 2012

—	Quarterly revenues increased 58.0% to $54.5 million, as compared to $34.5 million year-over-year

•	Gross profit increased by 39.6% to $3.7 million, as compared to $2.7 million year-over-year

•	Net income increased 87.5% to $1.7 million, as compared to $0.9 million year-over-year

•	Basic and diluted earnings per share were $0.10, as compared to $0.05.

Revenue

In the first quarter of 2013, SGOCO’s total revenues were $54.5 million, which increased by 58.0% from $34.5 million from the first quarter of 2012. The year-over-year revenue increase was mainly due to the sign-ups with a few large local distributor clients and increased sales of other application products as well as larger-sized monitors with higher prices, offset by a decrease in sales of smaller-sized monitors in the quarter.

Of the total revenues in the quarter, $36.6 million or 67.1% of total revenues were from SGOCO’s own brands; $6.5 million or 12.0% of total revenues were from OEM customers; and $11.4 million or 20.9% of total revenues were from sales of other application products. Starting in the fourth quarter of 2012, the Company started to source orders for higher margin application products in order to diversify its revenue streams.

Gross Margin

Gross profit for the first quarter of 2013 increased 39.6% to $3.7 million from $2.7 million for the first quarter of 2012.

The overall gross margin for the first quarter of 2013 was 6.9%, as compared with 7.8% for the first quarter of 2012. Gross margin continued to be negatively impacted by the increased fees charged by Chinese authorities for recycling imported monitors and price decreases in monitors. During the first quarter of 2013, SGOCO brand sales had a gross margin of 6.6%, which decreased from 9.8% in the first quarter of 2012. During the first quarters of 2013 and 2012, OEM businesses had a gross margin of 6.9% and 5.5%, respectively. Sales of other application products in the first quarter of 2013 recorded a gross margin of 7.8%.

Operating Income and Expenses

Operating income totaled $2.7 million for the first quarter of 2013, or 4.9% of total revenues, as compared to $1.7 million, or 4.8% of total revenues for the first quarter of 2012.

SG&A expenses for the first quarter of 2013 were $1.1 million, roughly the same level as the first quarter of 2012 of $1.0 million. The year-over-year increase of $0.1 million was attributed to increase in both transportation cost and staff salaries and welfare, offset by a decrease in share-based compensation expenses.

Net Income and EPS

Net income for the first quarter of 2013 was $1.7 million, which grew 87.5% from $0.9 million for the first quarter of 2012. The net income margins were 3.2% and 2.7% for the three months ended March 31, 2013 and 2012, respectively.

Basic and diluted earnings per share were reported at $0.10 for the first quarter of 2013, compared to $0.05 in the first quarter of 2012. Basic and diluted EPS for the first quarter of 2013 was calculated based on 17,086,826 weighted average number of common shares as compared to 17,053,036 weighted average number of common shares for the first quarter of 2012.

Cash and Working Capital

As of March 31, 2013, the Company held $5.7 million in cash and cash equivalents compared to $11.5 million as of December 31, 2012. Working capital increased to $79.9 million from $78.1 million at the end of 2012. The current ratio was 3.01 on March 31, 2013, compared to 3.86 on December 31, 2012.

The decrease in the cash position was largely due to the Company’s significant inventory build-up and advances made to suppliers as of March 31, 2013 in order to meet customers’ delivery schedules in the following quarter.

Annual General Meeting

The Company is scheduled to hold its Annual General Meeting on June 24, 2013 with Proxy Statement filed with the SEC.

Conference Call

SGOCO’s management will host a conference call at 9 a.m. Eastern Time/9 p.m. Beijing Time on Monday, June 17, 2013.

Interested parties may access the call by dialing 1-877-941-1427 (US Toll-free) or 1-480-629-9664 (International) or 400-120-0612 (China Toll-free). The Conference call identification number is 4620997#.

A webcast will also be available via http://public.viavid.com/index.php?id=104868

A recording of the conference call will be accessible within 48 hours via SGOCO’s website at: http://www.sgocogroup.com/us/SGOC/irwebsite/index.php?mod=recent&id=14

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution of flat panel display products, including computer monitors, TVs, computers and application specific products. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Serena Wu

Investor Relations Manager

Tel: +86 (10) - 85870173 (China)

US: +1(646) - 5831616 (Voice mail)

Email:ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(Unaudited)

(In thousands of U.S.dollars except share and per share data)

	2013	2012
REVENUES:
Revenues	54,544	34,522

COST OF GOODS SOLD:
Cost of goods sold	50,801	31,840

GROSS PROFIT	3,743	2,682

OPERATING EXPENSES:
Selling expenses	244	118
General and administrative expenses	832	912
Total operating expenses	1,076	1,030

INCOME FROM OPERATIONS	2,667	1,652

OTHER INCOME (EXPENSES):
Interest income	1	-
Interest expense	(35)	(15)
Other income (expense), net	(74)	(14)
Change in fair value of warrant derivative liability	5	1
Total other expenses, net	(103)	(28)

INCOME BEFORE PROVISION FOR INCOME TAXES	2,564	1,624

PROVISION FOR INCOME TAXES	843	706
NET INCOME	1,721	918

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	14	(72)

COMPREHENSIVE INCOME	1,735	846

EARNINGS PER SHARE:
Basic	0.10	0.05
Diluted	0.10	0.05

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,086,826	17,053,036
Diluted	17,086,826	17,053,036

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(In thousands of U.S.dollars except share and per share data)

	March 31, 2013	December 31, 2012
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	5,663	11,548
Accounts receivable, net	64,966	59,355
Other receivables and prepayments	1,440	169
Inventories	12,288	5,725
Advances to suppliers	35,313	28,511
Other current assets	27	78
Total current assets	119,697	105,386

PLANT AND EQUIPMENT, NET	257	261

Total assets	119,954	105,647

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loan	11,800	6,230
Accounts payable, trade	17,197	12,038
Accrued liabilities	104	156
Short-term loan – shareholder	209	209
Other payables	325	379
Customer deposits	2,563	1,155
Taxes payable	7,594	7,147
Total current liabilities	39,792	27,314

OTHER LIABILITIES
Warrant derivative liability	13	18

Total liabilities	39,805	27,332

Commitment and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of March 31, 2013 and December 31, 2012	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,545,356 and 17,465,356 shares issued and outstanding as of March 31, 2013 and December 31, 2012, respectively	18	17
Paid-in-capital	24,926	24,828
Statutory reserves	401	401
Retained earnings	54,765	53,044
Accumulated other comprehensive income	39	25
Total shareholders' equity	80,149	78,315
Total liabilities and shareholder’s equity	119,954	105,647

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(Unaudited)

(In thousands of U.S.dollars)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,721	918
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	18	15
Change in fair value of warrant derivative liability	(5)	(1)
Share-based compensation expenses	98	273
Change in operating assets and liabilities
Accounts receivable, trade	(5,657)	(9,511)
Other receivables and prepayments	(1,268)	392
Inventories	(6,538)	11,373
Advances to suppliers	(6,716)	(8,313)
Other current assets	54	42
Accounts payables, trade	5,119	270
Accrued liabilities	(52)	(18)
Other payables	(81)	788
Customer deposits	1,403	(40)
Taxes payable	427	517
Net cash used in operating activities	(11,477)	(3,295)

CASH FLOWS FROM INVESTING ACTIVITIES:
Settlement of consideration received from disposal of subsidiaries	-	9,703
Purchase of equipment	(14)	(67)
Net cash (used in) provided by investing activities	(14)	9,636

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	-	(65)
Notes payable	-	65
Proceeds from short-term loan	5,570	-
Net cash provided by financing activities	5,570	-

EFFECT OF EXCHANGE RATE ON CASH	36	(93)

(DECREASE) INCREASE IN CASH	(5,885)	6,248

CASH, beginning of period	11,548	535

CASH, end of period	5,663	6,783

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	35	15
Income taxes paid	399	189

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Settlement of consideration receivable – received in finished goods	-	13,901

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